Exhibit (a)(5)(G)

TCR2– October 19 Company Meeting Presentation

Slide 1:	Welcome everyone. Thanks for joining this special meeting about some new initiatives related to equity-based compensation that we are excited to announce to you.

Slide 2:

Equity is a very important part of your total rewards package at TCR-squared. [REDACTED – not relevant to the tender offer]. Equity is ownership in TCR-squared, which helps to aligns your interests with that of other shareholders and it allows you to share in our progress as a company. It means we’re all in this together.

The reality is, however, that many stock options that were granted before October of last year are underwater. Underwater means that the exercise price of the stock option is lower than the current stock price of TCR-squared. While this is a common occurrence for stock options, we recognize that more significantly underwater options may not motivate you as an incentive.

As such, we are happy to announce two new initiatives that were recently approved by the Board that will provide opportunity to further diversify your equity-based compensation. [REDACTED – not relevant to the tender offer]. And second, we will be offering employees who hold significantly underwater options the opportunity to exchange those options for RSUs.

This meeting is intended to inform you of what’s coming, but we won’t be going into a tremendous amount of detail today. There are opportunities to learn more as we go forward.

Slide 3:

Let’s first quickly review the types of stock awards that we’re talking about. We’ll start with options. A stock option is an option to purchase TCR-squared stock in the future at a set price. This price is called the exercise price, grant price, or strike price. Your option to purchase the stock at that set price is for a fixed period of time – which is 10 years – and is subject to vesting – which usually means you need to wait until certain dates before you earn the right to exercise.

Options are valuable when the stock price is higher than your exercise price. When the current stock price is lower than your exercise price, options have no intrinsic value. This is what we mean when we say options are “under water.”

An RSU is a grant valued in TCR-squared stock that becomes stock at vest. You don’t need to purchase RSUs – they just turn into shares automatically when they vest. RSUs can never go underwater because they are always worth the current value of stock.

Slide 4:	[REDACTED - NOT RELEVANT TO THE TENDER OFFER]

Slide 5:

The second initiative is an offer to trade your significantly underwater options for a smaller number of RSUs that are approximately equal in value from an accounting standpoint. This is not required and is completely a personal decision; you decide whether you want to keep the options or exchange them for RSUs. As we’ve discussed, there are differences between these two equity types and one may be more attractive than the other to you, based upon your own situation.To participate, you must be actively employed and hold outstanding stock options with an exercise price of $10 per share or higher.

TCR2– October 19 Company Meeting Presentation

Please know that this is a unique opportunity largely driven by external market conditions. Given current circumstances, we believe this program is in the best interests of our employees and our shareholders. At this time we do not expect to offer this type of program again in the future.

Slide 6:

The offer to exchange is managed as a formal process called a tender offer. The offer is open from today, October 19th through November 16th. So you have almost a month to review the offer, ask questions, and make your decision. All elections must be made by 11:59 PM Eastern time on November 16th. If you choose to exchange your options for RSUs, when the offer completed, your original award will be canceled and you will receive the new RSU award.

The terms and existence of this option exchange program remain confidential until the Company files its tender offer documents with the Securities and Exchange Commission later today, and you should not disclose the existence of the exchange program to anyone outside of the Company until that time.

Slide 7:

So, what happens next? This afternoon, you will receive emails with details and instructions on how to participate in this exchange opportunity if you are eligible. An election form will be sent to you via DocuSign, so be on the lookout for that as well.

TCR-squared cannot advise you on what to do. This is a financial decision that’s entirely yours. Tender offers are regulated by the SEC, which has strict guidelines. If you come to us and ask for advice, we are required to say: Read through your materials and talk to your advisor. That being said, to aid in the decision-making process, we have put together a number of educational materials and we will be offering live webinars to all eligible employees.

Please accept the invitation to one of the educational meetings and review the documents and videos that you receive in the emails this afternoon.

Slide 8:	If you have questions, you can always email AskHR@TCR2.com. We want to ensure you understand these new initiatives so please don’t hesitate to reach out. And stay tuned for more information!